Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of BTCS, Inc. and Subsidiaries on Amendment No. 2 to the Form S-1 (File No. 333-205277) of our report dated April 15, 2015 which includes an explanatory paragraph as to the Company’s ability to continue as a going concern with respect to our audits of the consolidated financial statements of BTCS Inc. and Subsidiaries as of December 31, 2014 and 2013 and for the year ended December 31, 2014 and for the period from July 28, 2013 (inception) through December 31, 2013, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp
New York
November 17, 2015